EXHIBIT 99.1
Copa Holdings Reports Second-Quarter Financial Results
Panama City, Panama --- August 6, 2025. Copa Holdings1, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2025 (2Q25), delivering another quarter of solid profitability and operational excellence. Key highlights include:
•Net profit of US$148.9 million or US$3.61 per share, which represents an earnings per share (EPS) increase of 25.2% compared to 2Q24.
•Net margin of 17.7% and an operating margin of 21.0%, an increase of 3.0 percentage points and 1.5 percentage points, respectively, compared to 2Q24.
•Revenue per available seat mile (RASM) of 10.7 cents, down 2.8% compared to 2Q24.
•Operating cost per available seat mile (CASM) decreased by 4.6% compared to 2Q24 to 8.5 cents, and CASM excluding fuel (Ex-fuel CASM) increased 3.2% year over year to 5.8 cents.
•The Company ended the quarter with approximately US$1.4 billion in cash, short-term and long-term investments, which represent 39% of the last twelve months’ revenues.
•The Company closed 2Q25 with an Adjusted Net Debt to EBITDA ratio of 0.6 times.
•The Company took delivery of three Boeing 737 MAX 8 aircraft, ending the quarter with a consolidated fleet of 115 aircraft – 67 Boeing 737-800, 32 Boeing 737 MAX-9, 9 Boeing 737-700, 6 Boeing 737 MAX-8, and 1 Boeing 737-800 freighter.
•In June, Copa Airlines was recognized by Skytrax – for the tenth consecutive year – as the “Best Airline in Central America and the Caribbean” and as the "Best Airline Staff in Central America and the Caribbean."
•Copa Airlines had an on-time performance for the quarter of 91.5% and a flight completion factor of 99.8%, once again positioning itself among the very best in the industry.
Subsequent events
•On August 6, 2025, the Board of Directors of Copa Holdings ratified its second dividend payment for the year of US$1.61 per share. Dividends will be paid on September 15, 2025, to shareholders of record as of August 29, 2025
1 The terms “Copa Holdings” and the “Company” refer to the consolidated entity. The financial information presented in this release, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2024 (2Q24).

Management’s comments on 2Q25 results
Copa Holdings delivered strong financial results for the second quarter of 2025, underscoring the strength and resilience of its business model amid a lower year-over-year yield environment. The Company’s industry-leading net and operating margins of 17.7% and 21.0%, respectively, highlight its ability to sustain strong profitability and reinforce its leadership position in the Latin American aviation market.
Copa’s strategic focus on maintaining low ex-fuel unit costs and offering a passenger-friendly product, including top-tier on-time performance—combined with the ongoing expansion of its strategically located Hub of the Americas® in Panama—continues to strengthen its competitive advantages. These pillars remain central to consistently achieving strong financial performance.
In the second quarter, Copa reported operating revenues of US$842.6 million, a 2.8% increase compared to 2Q24. Load factor reached 87.3%, a 0.5 percentage point increase year-over-year, on a 5.8% capacity increase in ASMs. Passenger yields declined 4.1% year-over-year. As a result, passenger revenues per ASM (PRASM) decreased 3.6% to 10.1 cents, and RASM decreased 2.8% to 10.7 cents.
Operating expenses increased 0.9% year-over-year to US$666.0 million, driven primarily by capacity growth, mostly offset by a 17.0% decrease in the average fuel price per gallon. As a result, Copa Holdings reported a CASM of 8.5 cents in 2Q25, down 4.6% compared to 2Q24. Ex-fuel CASM came in at 5.8 cents, up 3.2% year over year, in line with the Company’s full-year guidance.
The increase in ex-fuel CASM was mainly driven by the non-recurrent benefit recorded in 2Q24 in the maintenance, materials, and repairs cost line, associated with the return conditions of nine aircraft lease extensions; partially offset by a 5.3% decrease in sales and distribution expenses driven by the successful execution of the Company’s NDC strategy and an 8.7% decrease in passenger servicing costs related to the year-over-year effect of the expenses related to the MAX-9 grounding in 2024.
Operating income for the quarter reached US$176.6 million, a 10.7% increase compared to the US$159.5 million in 2Q24.
Copa Holdings continues to maintain a strong balance sheet and liquidity position, closing the quarter with US$1.4 billion in cash, short-term, and long-term investments—representing 39% of the last twelve months’ revenues. This figure excludes over US$600 million in pre-delivery deposits for future aircraft deliveries.
Total debt, which is entirely related to aircraft financing, stood at US$2.1 billion, while the Adjusted Net Debt to EBITDA ratio remained at an industry-leading 0.6x. Additionally, the Company ended the quarter with 42 unencumbered aircraft in its fleet.
Copa Holdings’ second quarter results reflect the strength of a well-executed business model centered on leveraging its strategic geographic position to operate the region’s most complete and convenient network for intra-Americas travel through its Hub of the Americas® in Panama. Driven by structurally low unit costs and a passenger-friendly product with best-in-class on-time performance, the Company is well positioned to continue growing its network while delivering strong financial results.

Outlook for 2025
The Company remains confident in its full-year outlook, reaffirming its full-year operating margin range guidance of 21% to 23% while it continues to expect capacity growth within the range of 7% to 8%.

Financial Outlook	2025 Guidance	2024
Capacity – YOY ASM growth	7-8%	8.6%
Operating Margin	21-23%	21.9%
Factored in this outlook is a load factor of approximately 87%, unit revenues (RASM) of around 11.2 cents, unit costs excluding fuel (Ex-Fuel CASM) of approximately 5.8 cents, and an all-in fuel price of $2.45 per gallon.
Conference Call and Webcast
The Company will hold its financial results conference call tomorrow at 11 am ET (10 am local). Details follow:

Date:	August 7, 2025
Time:	11:00 AM US ET (10:00 AM Local Time)
Join by phone:	https://register-conf.media-server.com/register/BI3fd974d31bd0466892173693289b7b8b
Webcast (listen-only):	https://ir.copaair.com/events-and-presentations
About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides air service to countries in North, Central, and South America and the Caribbean. For more information visit: copaair.com.

Investor Relations
investor.relations@copaair.com

Cautionary statement regarding forward-looking statements
This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S. A. and Subsidiaries
Consolidated Operating and Financial Statistics

	2Q25	2Q24	% Change	1Q25	% Change	YTD25	YTD24	% Change
Revenue Passengers Carried (000s)	3,600	3,303	9.0%	3,512	2.5%	7,112	6,575	8.2%
Revenue Passengers OnBoard (000s)	5,366	4,970	8.0%	5,208	3.0%	10,574	9,760	8.3%
RPMs (millions)	6,859	6,446	6.4%	6,743	1.7%	13,602	12,573	8.2%
ASMs (millions)	7,856	7,424	5.8%	7,801	0.7%	15,657	14,545	7.7%
Load Factor	87.3%	86.8%	0.5 p.p	86.4%	0.9 p.p	86.9%	86.4%	0.4 p.p
Yield (US$ Cents)	11.6	12.1	(4.1)%	12.7	(8.8)%	12.2	13.0	(6.7)%
PRASM (US$ Cents)	10.1	10.5	(3.6)%	11.0	(7.8)%	10.6	11.3	(6.2)%
RASM (US$ Cents)	10.7	11.0	(2.8)%	11.5	(6.9)%	11.1	11.8	(5.5)%
CASM (US$ Cents)	8.5	8.9	(4.6)%	8.8	(3.5)%	8.6	9.2	(6.1)%
CASM Excl. Fuel (US$ Cents)	5.8	5.6	3.2%	5.8	(1.0)%	5.8	5.8	(0.6)%
Fuel Gallons Consumed (millions)	91.9	87.6	4.9%	91.0	1.0%	182.8	172.0	6.3%
Avg. Price Per Fuel Gallon (US$)	2.32	2.79	(17.0)%	2.54	(8.8)%	2.43	2.84	(14.7)%
Average Length of Haul (miles)	1,905	1,952	(2.4)%	1,920	(0.7)%	1,912	1,912	—%
Average Stage Length (miles)	1,231	1,253	(1.8)%	1,260	(2.3)%	1,245	1,249	(0.4)%
Departures	38,985	36,313	7.4%	37,829	3.1%	76,814	71,533	7.4%
Block Hours	122,526	116,062	5.6%	121,611	0.8%	244,137	228,226	7.0%
Average Aircraft Utilization (hours)	11.9	11.9	0.6%	12.1	(1.2)%	12.0	11.7	2.1%

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of profit or loss
(In US$ thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Unaudited	%
	2Q25	2Q24	Change	1Q25	Change	YTD25	YTD24	Change
Operating Revenues
Passenger revenue	797,266	781,497	2.0%	859,025	(7.2%)	1,656,291	1,640,222	1.0%
Cargo and mail revenue	28,307	25,184	12.4%	25,694	10.2%	54,001	47,095	14.7%
Other operating revenue	17,031	12,722	33.9%	14,462	17.8%	31,493	25,553	23.2%
Total Operating Revenue	842,604	819,403	2.8%	899,181	(6.3%)	1,741,785	1,712,870	1.7%

Operating Expenses
Fuel	214,106	246,011	(13.0%)	232,160	(7.8%)	446,266	491,363	(9.2%)
Wages, salaries, benefits and other employees' expenses	122,289	114,878	6.5%	117,517	4.1%	239,807	229,193	4.6%
Passenger servicing	25,190	27,579	(8.7%)	25,024	0.7%	50,214	57,263	(12.3%)
Airport facilities and handling charges	64,652	62,768	3.0%	65,657	(1.5%)	130,309	123,115	5.8%
Sales and distribution	49,429	52,210	(5.3%)	50,261	(1.7%)	99,691	107,704	(7.4%)
Maintenance, materials and repairs	36,158	10,883	232.3%	39,434	(8.3%)	75,592	36,510	107.0%
Depreciation and amortization	88,440	79,462	11.3%	86,284	2.5%	174,724	162,827	7.3%
Flight operations	32,766	31,914	2.7%	33,749	(2.9%)	66,515	62,944	5.7%
Other operating and administrative expenses	32,954	34,190	(3.6%)	35,274	(6.6%)	68,227	66,461	2.7%
Total Operating Expense	665,984	659,896	0.9%	685,360	(2.8%)	1,351,344	1,337,378	1.0%

Operating Profit/(Loss)	176,620	159,507	10.7%	213,822	(17.4%)	390,442	375,492	4.0%
Operating Margin	21.0%	19.5%	1.5 p.p	23.8%	-2.8 p.p	22.4%	21.9%	0.5 p.p

Non-operating Income (Expense):
Finance cost	(23,285)	(20,632)	12.9%	(23,233)	0.2%	(46,518)	(39,472)	17.9%
Finance income	15,377	13,537	13.6%	15,792	(2.6%)	31,170	27,284	14.2%
Gain (loss) on foreign currency fluctuations	910	(16,097)	nm	1,370	(33.6%)	2,280	(20,010)	nm
Net change in fair value of derivatives	(1,688)	2,533	nm	(2,434)	(30.7%)	(4,122)	2,525	nm
Other non-operating income (expense)	6,228	1,766	252.7%	1,428	336.2%	7,656	1,654	362.9%
Total Non-Operating Income/(Expense)	(2,458)	(18,892)	(87.0%)	(7,077)	(65.3%)	(9,535)	(28,019)	(66.0%)

Profit before taxes	174,162	140,615	23.9%	206,744	(15.8%)	380,906	347,472	9.6%

Income tax expense	(25,253)	(20,362)	24.0%	(29,978)	(15.8%)	(55,231)	(51,154)	8.0%

Net Profit/(Loss)	148,908	120,253	23.8%	176,766	(15.8%)	325,675	296,318	9.9%
Net Margin	17.7%	14.7%	3.0 p.p	19.7%	-2.0 p.p	18.7%	17.3%	1.4 p.p

Basic Earnings Per Share (EPS)	3.61	2.88	25.3%	4.28	(15.7)%	7.89	7.07	11.6%

Shares for calculation of Basic EPS (000s)	41,246	41,715	(1.1)%	41,292	(0.1)%	41,268	41,883	(1.5)%

Operating revenue
Consolidated revenue for 2Q25 totaled US$842.6 million, a 2.8% increase from operating revenue in 2Q24.
Passenger revenue totaled US$797.3 million, a US$15.8 million or 2.0% increase compared to 2Q24, driven by a 6.4% year-over-year increase in revenue passenger miles (RPMs), offset by a 4.1% decrease in passenger yield. The second-quarter results are mostly comprised of flown passenger ticket revenue and passenger-related ancillary revenue.
Cargo and mail revenue totaled US$28.3 million, a 12.4% increase compared to the same period in 2024, due to an increase in cargo volumes.
Other operating revenue totaled US$17.0 million, a 33.9% increase year-over-year, mostly due to an increase in ConnectMiles revenues from non-air partners.
Operating expenses
Consolidated operating costs for 2Q25 totaled US$666.0 million, a 0.9% increase compared to 2Q24, mainly driven by higher capacity and Maintenance, materials, and repairs costs, mostly offset by lower fuel, passenger-servicing, and sales and distribution expenses.
Fuel totaled US$214.1 million, a decrease of US$31.9 million or 13.0% compared to the same period in 2024, due to a 17.0% lower effective fuel price partially offset by a 4.9% increase in fuel gallons consumed.
Wages, salaries, benefits, and other employee expenses totaled US$122.3 million, a 6.5% increase compared to the same period in 2024, mainly driven by growth in operational staff to support additional capacity.
Passenger servicing totaled US$25.2 million, an 8.7% decrease compared to the same period in 2024, mainly driven by the year-over-year effect of expenses related to the grounding of the MAX 9 in 2024.
Airport facilities and handling charges totaled US$64.7 million, a 3.0% increase compared to the same period in 2024, mostly related to a 7.4% increase in departures, partially offset by changes in the mix of routes.
Sales and distribution totaled US$49.4 million, a 5.3% decrease compared to the same period in 2024, due to a reduction in the Company’s distribution costs as a result of higher penetration of both direct sales and lower-cost NDC travel agency channels.
Maintenance, materials, and repairs totaled US$36.2 million, an increase of US$25.3 million compared to the same period in 2024, mainly due to the non-recurrent benefit recorded in 2Q24 associated with the return conditions of nine aircraft lease extensions.
Depreciation and amortization totaled US$88.4 million, an 11.3% increase compared to the same period in 2024, due to an increase in amortization expenses related to aircraft and maintenance events, and the year-over-year effect of the amortization of the compensation for the 737 MAX-9 fleet.
Flight operations totaled US$32.8 million related to overflight fees, a 2.7% increase compared to the same period in 2024, mainly driven by an increase of 5.6% in block hours, partially offset by the year-over-year effect of the reversal of prior period provisions.
Other operating and administrative expenses totaled US$33.0 million, a 3.6% decrease compared to the same period in 2024, mainly due to a decrease in rental expenses related to cargo aircraft.

Non-operating Income (Expense)
Consolidated non-operating income (expense) resulted in a net expense of US$(2.5) million in 2Q25.
Finance cost totaled US$(23.3) million, comprised of US$14.6 million related to loan interest expenses, US$4.5 million in interest charges related to operating leases, and US$4.2 million related to the discount rate utilized for the calculation of leased aircraft charges.
Finance income totaled US$15.4 million, related to proceeds from investments.
Gain (loss) on foreign currency fluctuations totaled US$0.9 million, mainly driven by the appreciation of the Brazilian real, partially offset by the devaluation of the Mexican peso.
Net change in fair value of derivatives totaled US$(1.7) million, driven by the mark-to-market net loss of hedge transactions related to the Brazilian real.
Other non-operating income (expense) totaled US$6.2 million in 2Q25, mainly driven by a realized gain in the sale of assets during the quarter.

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of financial position
(In US$ thousands)

	June 2025	December 2024
ASSETS	(Unaudited)	(Audited)
Cash and cash equivalents	236,171	613,313
Short-term investments	764,137	585,919
Total cash, cash equivalents and short-term investments	1,000,307	1,199,232
Accounts receivable, net	183,401	166,014
Accounts receivable from related parties	2,967	2,976
Expendable parts and supplies, net	141,190	132,341
Prepaid expenses	64,295	42,926
Prepaid income tax	5,788	11,678
Other current assets	26,028	21,711
	423,669	377,647
TOTAL CURRENT ASSETS	1,423,976	1,576,879
Long-term investments	368,332	248,936
Long-term accounts receivable	3,000	—
Long-term prepaid expenses	3,182	8,237
Property and equipment, net	3,755,645	3,458,261
Right of use assets	308,900	309,302
Intangible, net	98,895	96,754
Net defined benefit assets	1,833	1,058
Deferred tax assets	16,772	20,749
Other Non-Current Assets	20,450	22,113
TOTAL NON-CURRENT ASSETS	4,577,008	4,165,410
TOTAL ASSETS	6,000,984	5,742,289
LIABILITIES
Loans and borrowings	219,892	254,854
Current portion of lease liability	62,062	59,103
Accounts payable	187,375	229,104
Accounts payable to related parties	792	1,624
Air traffic liability	642,594	621,895
Frequent flyer deferred revenue	146,645	132,064
Taxes Payable	62,494	55,505
Accrued expenses payable	42,009	62,673
Income tax payable	9,249	9,801
Other Current Liabilities	1,680	1,272
TOTAL CURRENT LIABILITIES	1,374,795	1,427,895

Loans and borrowings long-term	1,497,592	1,415,953
Lease Liability	271,774	270,594
Deferred tax Liabilities	60,613	37,476
Other long - term liabilities	236,096	217,626
TOTAL NON-CURRENT LIABILITIES	2,066,074	1,941,649
TOTAL LIABILITIES	3,440,868	3,369,544
EQUITY
Class A - 34,228,377 issued and 30,196,170 outstanding	23,287	23,244
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	217,789	214,542
Treasury Stock	(300,143)	(291,438)
Retained Earnings	2,301,791	1,826,565
Net profit	325,675	608,114
Other comprehensive loss	(15,748)	(15,748)
TOTAL EQUITY	2,560,116	2,372,745
TOTAL EQUITY LIABILITIES	6,000,984	5,742,289

Copa Holdings, S. A. and Subsidiaries
Consolidated statement of cash flows
For the six months ended
(In US$ thousands)

	2025	2024
	(Unaudited)	(Unaudited)
Net cash flow from operating activities	484,282	470,777
Investing activities
Net Acquisition of Investments	(294,697)	(35,609)
Net cash flow related to advance payments on aircraft purchase contracts	(60,204)	71,516
Acquisition of property and equipment	(390,502)	(279,052)
Proceeds from sale of property and equipment	26,448	—
Acquisition of intangible assets	(14,342)	(15,551)
Cash flow used in investing activities	(733,297)	(258,696)
Financing activities
Proceeds from new borrowings	165,000	108,000
Payments on loans and borrowings	(122,890)	(108,029)
Payment of lease liability	(28,504)	(32,633)
Repurchase of treasury shares	(8,706)	(50,402)
Dividends paid	(133,027)	(134,756)
Cash flow used in financing activities	(128,127)	(217,820)
Net (decrease) increase in cash and cash equivalents	(377,142)	(5,739)
Cash and cash equivalents as of January 1	613,313	206,375
Cash and cash equivalents as of June 30	$236,171	$200,636

Short-term investments	764,137	748,239
Long-term investments	368,332	258,379
Total cash and cash equivalents and investments as of June 30	$1,368,640	$1,207,254

    7

Copa Holdings, S. A. and Subsidiaries
Non-IFRS Financial Measures Reconciliation
This press release includes the following non-IFRS financial measures: Operating CASM Excluding Fuel. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Operating Costs per ASM
Excluding Fuel (CASM Excl. Fuel)	2Q25	2Q24	1Q25	YTD25	YTD24

Operating Costs per ASM as Reported (in US$ Cents)	8.5	8.9	8.8	8.6	9.2
Aircraft Fuel Cost per ASM (in US$ Cents)	2.7	3.3	3.0	2.9	3.4
Operating Costs per ASM excluding fuel (in US$ Cents)	5.8	5.6	5.8	5.8	5.8